Exhibit 10.1

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The following is a description of the compensation payable to non-employee Directors of Zenith National Insurance Corp. (the “Company”).  It is provided pursuant to Paragraph 10(iii) to Item 601 of Regulation S-K, which requires a written description of a compensatory arrangement when no formal document contains the compensation information.

Directors of the Company are elected annually.

Employee Directors receive no additional compensation for serving on the Board of Directors.  Non-employee Directors are compensated as follows:

For service as a Director:

An annual cash fee of $75,000 plus an annual award of 1,500 shares of restricted Company Common Stock to be granted after each annual election (or a prorated number of shares if a Director is appointed other than at the annual meeting).  Each such award would vest 500 shares per year for three years, so long as the recipient remains a Director.*

In addition to the above compensation, the following fees are paid for committee service:
Committees, other than the Audit Committee:	An annual cash fee of $31,250

Audit Committee, other than Chairman:	An annual cash fee of $33,750

Audit Committee Chairman:	An annual cash fee of $41,250

*The portion of compensation attributable to restricted Company Common Stock is contingent upon approval by the Company’s Stockholders at the 2005 Annual Stockholders Meeting.  The Company intends to seek Stockholder approval of an amendment to the existing Zenith National Insurance Corp. 2004 Restricted Stock Plan to allow such restricted stock grants to non-employee Directors.

Directors are also reimbursed all out of pocket expenses incurred by them in connection with their service.